FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Voydeya recommended for EU approval

26 February 2024

Voydeya recommended for approval in the EU by CHMP as add-on treatment to ravulizumab or eculizumab for adults with PNH who have residual haemolytic anaemia

Recommendation of first-in-class, oral, Factor D inhibitor based on ALPHA Phase III trial results

Voydeya (danicopan) has been recommended for marketing authorisation in the European Union (EU) as an add-on to ravulizumab or eculizumab for the treatment of adult patients with paroxysmal nocturnal haemoglobinuria (PNH) who have residual haemolytic anaemia. Voydeya is a first-in-class, oral, Factor D inhibitor developed as an add-on to standard-of-care Ultomiris (ravulizumab) or Soliris (eculizumab) to address the needs of the approximately 10-20% of patients with PNH who experience clinically significant extravascular haemolysis (EVH) while treated with a C5 inhibitor.1,2

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based its positive opinion on results from the pivotal ALPHA Phase III trial. Results from the 12-week primary evaluation period of the trial were published in The Lancet Haematology.1

PNH is a rare and severe blood disorder characterised by the destruction of red blood cells within blood vessels, known as intravascular haemolysis (IVH), and white blood cell and platelet activation that can cause thrombosis (blood clots) and result in organ damage and potentially premature death.3-5 Immediate, complete and sustained terminal complement inhibition by blocking the C5 protein helps reduce symptoms and complications, resulting in  improved survival for patients with PNH.5-8 Approximately 10-20% of people living with PNH who are treated with a C5 inhibitor experience clinically significant EVH, which can result in continued symptoms of anaemia and require blood transfusions.1-3,9-11

Professor Hubert Schrezenmeier, MD, Medical Director, Institute of Transfusion Medicine at The University of Ulm, said: "C5 inhibition with Ultomiris or Soliris is the standard-of-care in PNH, proven to control IVH and reduce life-threatening thrombotic events, yet a small portion of patients may experience clinically significant EVH. In the ALPHA trial, Voydeya as an add-on to Soliris or Ultomiris increased haemoglobin levels and reduced fatigue, anaemia and transfusion dependence. If approved, Voydeya may optimise care for people impacted by this burdensome condition while allowing patients to maintain disease control with an established C5 inhibitor."

Marc Dunoyer, Chief Executive Officer, Alexion, said: "Today's positive CHMP recommendation recognises the promise of Voydeya as an add-on to standard-of-care to address signs and symptoms of clinically significant EVH for this small subset of patients. As we saw in the pivotal ALPHA Phase III trial, dual complement pathway inhibition at Factor D and C5 may be an optimal treatment approach for these patients."

The ALPHA Phase III trial evaluated the efficacy and safety of Voydeya as an add-on to Ultomiris or Soliris in patients with PNH who experienced clinically significant EVH. Results showed that Voydeya met the primary endpoint of change in haemoglobin from baseline to week 12 and all key secondary endpoints, including transfusion avoidance and change in Functional Assessment of Chronic Illness Therapy - Fatigue (FACIT-Fatigue) score.1

Results from the ALPHA Phase III trial showed Voydeya was generally well tolerated, and no new safety concerns were identified. In the trial, the most common treatment-emergent adverse events were headache, nausea, arthralgia and diarrhoea.1

Voydeya has been granted Breakthrough Therapy designation by the US Food and Drug Administration and PRIority MEdicines (PRIME) status by the EMA. Voydeya has also been granted Orphan Drug Designation in the US, EU and Japan for the treatment of PNH. Voydeya was recently approved in Japan, and regulatory submissions for Voydeya are currently under review in additional countries.

Notes

PNH
PNH is a rare, chronic, progressive and potentially life-threatening blood disorder. It is characterised by red blood cell destruction within blood vessels (also known as intravascular haemolysis) and white blood cell and platelet activation, which can result in thrombosis (blood clots).3-5

PNH is caused by an acquired genetic mutation that may happen any time after birth and results in the production of abnormal blood cells that are missing important protective blood cell surface proteins. These missing proteins enable the complement system, which is part of the immune system and is essential to the body's defence against infection, to 'attack' and destroy or activate these abnormal blood cells.3 Living with PNH can be debilitating, and signs and symptoms may include blood clots, abdominal pain, difficulty swallowing, erectile dysfunction, shortness of breath, excessive fatigue, anaemia and dark-coloured urine.3,9,12

Clinically Significant EVH
EVH, the removal of red blood cells outside of the blood vessels, can sometimes occur in PNH patients who are treated with C5 inhibitors.13,14 Since C5 inhibition enables PNH red blood cells to survive and circulate, EVH may occur when these now surviving PNH red blood cells are marked by proteins in the complement system for removal by the spleen and liver.3,5,7 PNH patients with EVH may continue to experience anaemia, which can have various causes, and may require blood transfusions.13-16 A small subset of people living with PNH who are treated with a C5 inhibitor experience clinically significant EVH, which can result in continued symptoms of anaemia and require blood transfusions.3,9-11

ALPHA
ALPHA is a pivotal, global Phase III trial designed as a superiority study to evaluate the efficacy and safety of Voydeya as an add-on to C5 inhibitor therapy Soliris or Ultomiris in patients with PNH who experience clinically significant EVH. In the double-blind, placebo-controlled, multiple-dose trial, patients were enrolled and randomised to receive Voydeya or placebo (2:1) in addition to their ongoing Soliris or Ultomiris therapy for 12 weeks. A prespecified interim analysis was performed once 63 randomised patients had completed 12 weeks of the primary evaluation period or discontinued treatment as of 28 June 2022. At 12 weeks, patients on placebo plus a C5 inhibitor were switched to Voydeya plus Soliris or Ultomiris, and patients on Voydeya plus Soliris or Ultomiris remained on treatment for an additional 12 weeks. Patients who completed both treatment periods (24 weeks) had the option to participate in a two-year long-term extension period and continue to receive Voydeya in addition to Soliris or Ultomiris. The open-label period of the study is ongoing.1,17

Voydeya (danicopan)
Voydeya (danicopan) is a first-in-class oral Factor D inhibitor. The medication works by selectively inhibiting Factor D, a complement system protein that plays a key role in the amplification of the complement system response. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Voydeya has been granted Breakthrough Therapy designation by the US Food and Drug Administration and PRIority MEdicines (PRIME) status by the European Medicines Agency. Voydeya has also been granted Orphan Drug Designation in the US, EU and Japan for the treatment of PNH.

Voydeya is approved in Japan for certain adults with PNH in combination with C5 inhibitor therapy.

Alexion is also evaluating Voydeya as a potential monotherapy for geographic atrophy in a Phase II clinical trial.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for more than 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References

1.   Lee JW, et al. Addition of danicopan to ravulizumab or eculizumab in patients with paroxysmal nocturnal haemoglobinuria and clinically significant extravascular haemolysis (ALPHA): a double-blind, randomised, phase 3 trial. The Lancet Haematology. 2023;10(12):E955-E965.
2.   Kulasekararaj AG, et al. Prevalence of clinically significant extravascular hemolysis in stable C5 inhibitor-treated patients with PNH and its association with disease control, quality of life and treatment satisfaction. Presented at: European Hematology Association (EHA) Hybrid Congress. 8-11 June 2023; Frankfurt, Germany. Abs PB2056.
3.   Brodsky RA. Paroxysmal nocturnal hemoglobinuria. Blood. 2014;124(18):2804-2811.
4.   Griffin M, et al. Significant hemolysis is not required for thrombosis in paroxysmal nocturnal hemoglobinuria. Haematologica. 2019;104(3):E94-E96.
5.   Hillmen P, et al. The Complement inhibitor eculizumab in paroxysmal nocturnal hemoglobinuria. N Engl J Med. 2006;355(12):1233-1243.
6.   Lee JW, et al. The role of the alternative pathway in paroxysmal nocturnal hemoglobinuria and emerging treatments. Expert Rev Clin Pharmacol. 2022;15(7):851-861.
7.   Kulasekararaj AG, et al. Long-term safety and efficacy of ravulizumab in patients with paroxysmal nocturnal hemoglobinuria: 2-year results from two pivotal phase 3 studies. Eur J Haematol. 2022;109(3):205-214.
8.   Kulasekararaj AG, et al. P812: Long-term complement inhibition and survival outcomes in Patients with paroxysmal nocturnal hemoglobinuria: an interim analysis of the ravulizumab clinical trials. HemaSphere. 2022;6(Suppl):706-707.
9.   Kulasekararaj AG, et al. Ravulizumab (ALXN1210) vs eculizumab in C5-inhibitor-experienced adult patients with PNH: the 302 study. Blood. 2019;133(6):540-549.
10.  Lee JW, et al. Ravulizumab (ALXN1210) vs eculizumab in adult patients with PNH naive to complement inhibitors: the 301 study. Blood. 2019;133(6):530-539.
11.  Röth A, et al. Transfusion requirements in adult patients with paroxysmal nocturnal hemoglobinuria naive to complement inhibitors receiving ravulizumab and eculizumab: results from a phase 3 non-inferiority study [abstract]. ECTH 2019. Glasgow, UK ed. Glasgow, UK2019.
12.  Hillmen P, et al. Effect of the complement inhibitor eculizumab on thromboembolism on patients with paroxysmal nocturnal hemoglobinuria. Blood. 2007;110(12):4123-4128.
13.  Brodsky RA. A complementary new drug for PNH. Blood. 2020;135(12):884-885.
14.  Risitano AM, et al. Anti-complement treatment for paroxysmal nocturnal hemoglobinuria: time for proximal complement inhibition? A position paper from the SAAWP of the EBMT. Front Immunol. 2019;10:1157.
15.  Berentsen S, et al. Novel insights into the treatment of complement-mediated hemolytic anemias. Ther Adv Hematol. 2019;10:2040620719873321.
16.  Kulasekararaj AG, et al. Monitoring of patients with paroxysmal nocturnal hemoglobinuria on a complement inhibitor. Am J Hematol. 2021;96(7):E232-E235.
17.  ClinicalTrials.gov. Danicopan as Add-on Therapy to a C5 Inhibitor in Paroxysmal Nocturnal Hemoglobinuria (PNH) Participants Who Have Clinically Evident Extravascular Hemolysis (EVH)(ALPHA). NCT Identifier: NCT04469465. Available here. Accessed February 2024.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 February 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary